UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   Garmin Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   G37260 10 9
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]    Rule 13d-1(b)

[  ]    Rule 13d-1(c)

[X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37260 10 9                                        Page 2 of 5 pages


 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)
     Jia-Fang Tsai


 2   Check the Appropriate Box if a Member of a Group                  (a) [ ]
                                                                       (b) [ ]


 3   SEC Use Only


 4   Citizenship or Place of Organization........................       Taiwan

   Number of       5   Sole Voting Power.........................     2,318,973
    Shared
   Beneficially    6   Shared Voting Power.......................        -0-
    Owned by
      Each         7   Sole Dispositive Power....................     2,318,973
   Reporting
    Person         8   Shared Dispositive Power..................        -0-
      With


 9   Aggregate Amount Beneficially Owned by Each Reporting Person..   4,652,506


 10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares.   [ ]


 11  Percent of Class Represented by Amount in Row (9)................  4.3%


 12  Type of Reporting Person    .....................................    IN

CUSIP G37260 10 9                                            Page 3 of 5 pages


Item 1(a)      Name of Issuer:  Garmin Ltd.


Item 1(b) Address of Issuer's Principal Executive Offices: 5th Floor Harbour Place, P.O. Box 30464 SMB, 103 South Church Street, George Town, Grand Cayman, Cayman Islands


Item 2(a)      Name of Persons Filing:  Jia-Fang Tsai


Item 2(b)      Address of Principal Business Office or, if none, Residence:
10FL, No. 48, Lane 177, Sec. 1, Duenhua S. Road, Taipei, Taiwan


Item 2(c)      Citizenship:  Taiwan


Item 2(d)      Title of Class of Securities:  Common Shares


Item 2(e)      CUSIP Number:  G37260 10 9


Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

               (b) [ ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C.
     78c);

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

               (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

               (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. G37260 10 9                                        Page 4 of 5 pages

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

                    [ X ] Not applicable.

Item 4.        Ownership

         (a) Amount beneficially owned:                                4,652,506

         Of such 4,652,506 shares of Common Stock, (i) the reporting person is the direct beneficial owner of 2,318,973 shares of Common Stock and is ii) the indirect beneficial owner of 2,333,533 shares of Common Stock that are directly owned by her husband, over which shares the reporting person does not have any voting or dispositive power. The reporting person disclaims beneficial ownership of those shares owned by her husband.

         (b)     Percent of class:                                      4.3%

         (c)     Number of shares as to which the person has:

                 (i)   sole power to vote or to direct the vote:       2,318,973

                 (ii)  shared power to vote or to direct the vote:       -0-
\
                 (iii) sole power to dispose or to direct the
                       disposition of:                                 2,318,973

                 (iv)  shared power to dispose or to direct the
                       disposition of:                                   -0-


Item 5.        Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]


Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable


Item 8.        Identification and Classification of Members of the Group

               Not Applicable

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CUSIP No. G37260 10 9                                        Page 5 of 5 pages

Item 9.        Notice of Dissolution of Group

               Not Applicable


Item 10.       Certification

                Not Applicable


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 30, 2003




By:   /s/ Jia-Fang Tsai
Name:     Jia-Fang Tsai